Houlihan Lokey, Inc.

10250 Constellation Blvd., 5th Floor

Los Angeles, California 90067

August 10, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Christian Windsor, Will Dorton, Stephanie Ciboroski, Michelle Miller

Re:                             Houlihan Lokey, Inc.

Registration Statement on Form S-1 (Registration No. 333-205610)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-205610) (the “Registration Statement”) of Houlihan Lokey, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 12, 2015, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281 or Ryan deFord  (212) 906-1627.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Houlihan Lokey, Inc.

By:
/s/ Christopher M. Crain
Christopher M. Crain

General Counsel and Secretary

 cc:                             Scott Beiser, Houlihan Lokey, Inc.

J. Lindsey Alley, Houlihan Lokey, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Courtenay Myers-Lima, Latham & Watkins LLP

Ryan K. deFord, Latham & Watkins LLP